December 23, 2004

Ms. Barbara Jacobs
Assistant Director
Office of Emerging Growth Companies
Securities and Exchange Commission
450 Fifth Street, N.W.
Mail Stop 4-6
Washington, D.C. 20549

Re:	Smart Online, Inc. Amendment No. 2 to Registration Statement on Form SB-2 File No.: 333-119385 Filed: December 23, 2004

Dear Ms. Jacobs:

Smart Online, Inc. (the “Company”) has filed Amendment No. 2 to its Registration Statement on Form SB-2 captioned above. On behalf of the Company, we have addressed below, each of the staff’s comments in your letter dated December 15, 2004 (the “Comment Letter”).

We Depend on Corporate Partners to Market Our Products Through Their Web Sites and OEM or Integration Relationships Under Relatively Short Term Agreements. Termination of These Agreements Could Cause a Substantial Decline in Our Revenue and a Substantial Increase in Customer Acquisition Costs, pp. 12-13

1.	We note your additional disclosure regarding your relationship with Smart IL in this risk factor. Please clarify your disclosure to include the percentage of revenue derived from Smart IL in the percentage of revenue derived from syndication, integration and OEM arrangements. It does not appear that Smart IL’s revenue is included. Please also describe the inclusion of Smart IL in order to prevent confusion with your financial information disclosure.

Response:	We have revised the disclosure as requested to include Smart IL revenue as part of overall integration, syndication and OEM revenue, as well as disclosing it separately. See Page 13.

Ms. Barbara Jacobs December 23, 2004 Page 2

Our Securities May Be Subject to “Penny Stock” Rules, Which Could Adversely
Affect Our Stock Price and Make It More Difficult for You to Resell Our Stock,
p. 21

2.	Please revise your definition of ‘penny stocks’ to conform to Rule 3a51-1 of the Exchange Act. Your parenthetical statement excepting out OTCBB-quoted stocks from the definition of ‘penny stock’ appears incorrect. Please also revise your disclosure elsewhere.

Response:    We have revised the definition of “penny stock” to conform to Rule 3a51-1 of the Exchange Act, including removing the reference to OTCBB quoted stocks on Page 21 and Page 76.

Plan of Distribution

3.	We note our prior comment no. 34. Please supplementally advise of the state exemptive statutes you plan to follow for your resales.

Response:     Attached as Attachment A hereto is a research memorandum describing the state statutes that incorporate the resale exemption referred to in the Prospectus. We added additional disclosure on Page 27, which reflects the different versions of the exemption in each state.

Description of Business

Overview, pp. 28-30

4.	With respect to your disclosure under “Small Business Focus,” we note that the Web page reference supports the 22.9 million small businesses number but does not specify whether the SBA defines small businesses as those with less than 50 employees. In fact, the SBA appears to have varying size standards with respect to defining a small business depending on the industry. See www.sba.gov/size/summary-whatis.html. Please review your disclosure as appropriate.

Response:     We have deleted the reference to the Small Business Administration and its website from
 Pages 20 and 37

Management’s Discussion and Analysis of Financial Condition and Results of
Operations

Ms. Barbara Jacobs December 23, 2004 Page 3

Overview, pp. 44-45

5.	With reference to our prior comment no. 44, we note that the fourth sentence in the first paragraph on page 45 of your filing contains a reference to ‘back-end revenue sharing.” Please revise as appropriate.

Response:     We have deleted the term “back-end revenue sharing” from Page 45 and have instead added language that explains how Smart Online expects  to share in revenue from its partners.

Certain Relationships and Related Transactions

Loans, Salary Deferrals and Security Interests of Certain Officers, Employees and Relatives, pp. 68-71

6.	We note our prior comment no. 54. It appears that the Standstill and Interest Modification Agreements filed with your registration statement are the initial agreements that specify that the standstill and the interest reduction are an inducement for the restructuring. We did not note any agreement for a standstill until May 31, 2005. Please advise.

Response:    We have filed new exhibits which change the standstill date and we have conformed the disclosure in the Prospectus to conform to these new standstill agreements.

We apologize for the confusion which was caused by Smart Online using a form document inappropriately. We hope the following explains what occurred.

An agreement signed in December 2003 was in fact executed to induce the holders of Preferred Stock to convert to Common Stock. That first agreement was dated December 19, 2003 and called for the employee creditors to standstill on collection efforts until May 31, 2004.

In June 2004, after that first standstill expired, the same employee creditors agreed to standstill until December 31, 2005.

We did not file as an exhibit the first set of standstill agreements that required the creditors to standstill until May 31, 2004, because those agreements are no longer effective or material, having been superceded by a later agreement.

Ms. Barbara Jacobs December 23, 2004 Page 3

These new agreements were filed as exhibits to the registration statement. The confusion arises from the fact that instead of drafting a new form of standstill agreement, Smart Online and the employee creditors took the old form of agreements dated December 19, 2003 and added (i) the December 31, 2005 date and (ii) the interest rate modification language. Therefore, the new agreements look like they were executed in December 2003, even though they were not executed until June 2004.

We hope this clarifies the situation. We believe the disclosure on Pages 69-70 of the Prospectus now accurately reflects the circumstances under which the standstill agreements occurred, even if the form of agreements we initially filed do not accurately reflect these circumstances.

Having filed a third set of standstill agreements executed in December 2004 as part of Amendment No. 2, we believe all the older agreements are no longer material, and we have not attempted to correct the now outdated agreements, but we will do so if the staff believes it serves any purpose.

Put Agreements in Connection with Private Placement Investor, p. 71

7.	The number of shares disclosed in this section does not reconcile with the number of shares disclosed on pages F-16 and F-17 of your filing. As previously requested, please supplementally provide us copies of the put agreements.

Response:    We have corrected a typo on Page 71 to reflect that a total of 728,571 shares are subject to the put agreements.

 March 10, 2004 Put Agreement for 628,571 shares (plus warrants) for $2,200,000 purchase price.

August 13, 2004 Put Agreement for 100,000 shares for $500,000 purchase price.

As requested, a copy of each of these Put Agreements is included with a copy of this letter sent by Federal Express.

Corporate Reorganization, p. 83

8.	We note our prior comment no. 58. Please note that your disclosure in note 8 to your financial pages on page F-18 states a ratio of 1.22 share of common stock for 1 share of preferred stock.

Ms. Barbara Jacobs December 23, 2004 Page 5

Response:    In Amendment No. 1, in the first paragraph of Note 8 to the Financial Statements, we changed in response to the staff’s prior comment 58 the statement about the number of shares of Common Stock received for each share of Preferred Stock. We changed the number to 2.22 shares of Common Stock.

In reviewing Note 8 in response to the staff’s comment number 8 to Amendment No. 1, in the third and fourth paragraphs under the sub-heading “Preferred Stock” we note there is a reference to a conversion ratio of 1.22 shares of Common Stock for each share of Preferred Stock.

We believe this reference to 1.22 shares is correct. The 2.22 shares referred to elsewhere is the total number of shares of Common Stock that holders of Preferred Stock received in the Reorganization. Of that amount only 1.22 shares resulted from the conversion feature of the Preferred Stock. The other share was issued in exchange for holders of Preferred Stock signing lock-up agreements and releases.

As is disclosed on Page 71 of the Prospectus in the Section “Certain Relationships and Related Transactions - Corporate Reorganization” and elsewhere, this extra share was issued only to holders who signed the reorganization agreements, not to all holders of preferred stock whose shares were converted.

Therefore, we believe it is accurate to indicate in one place that 2.22 shares were issued in the reorganization and to indicate in another place that the conversion right was 1.22 shares, since the reorganization consisted of two parts: (1) conversion of stock and (2) execution of contracts.

To avoid misunderstandings by investors, Note 8 contains language that clarifies that the conversion was only part of the total reorganization.

Certain Relationships and Related Transactions

Rescission Offer, p. 72

9.
We note our prior comment no. 59. We express no opinion on your analysis as to why the releases provided to you by certain shareholders under your rescission offer are consistent with Section 14 of the Securities Act of 1933, as amended.

Response:        We understand that the staff is not expressing any opinion on this matter. Smart Online will rely on the advice of its special legal counsel (sent to you with Amendment No. 1) that the release Smart Online obtained is consistent with securities laws.

Ms. Barbara Jacobs December 23, 2004 Page 6

Description of Securities

Warrants, p. 75

10.	We note your disclosure on page F-19 of your filing regarding a warrant issued to a financial consulting firm in November 2003. This warrant appears to have been included in your discussion of the private placement warrants in error. Please also add disclosure with respect to this warrant in your “Item 26. Recent Sales of Unregistered Securities.” In such disclosure, please provide details with respect to the consulting services provided.

Response:    We have clarified the language on Page 75 to distinguish between warrants issued in connection with the private placement and warrants issued to the financial adviser for consulting services.

We have also disclosed the issuance of the warrant in “Item 26. Recent  Sales of Unregistered Securities,” including a description of the services rendered by the financial adviser.

Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, p. F-8

11.
We note your expanded disclosure based on our prior comment no. 64 and your additional related party disclosure on page F-23. You have disclosed that revenue for syndication and integration services are recognized ratably over the contract life. You have also disclosed that you evaluate and adjust the period based on implementation schedules and contract cancellations. Please tell us and disclose why the schedules and cancellations are being evaluated and its direct impact on the amortization period for recognizing revenue. That is, could the upfront fee be recognized over a longer period of time than the contract term (i.e., over the expected period of performance)? Please see footnote 39 of SAB 104.

Response:    We have included on Pages 50 and F-8 why the schedules and cancellations are being evaluated and their impact on the amortization period for recognizing revenue. We believe these disclosures address all the issues raised by the staff.

Ms. Barbara Jacobs December 23, 2004 Page 7

12.
You state that revenue cannot be allocated to individual deliverables and all revenue is recognized as a single unit of accounting. Clearly indicate the types of deliverables that one customer would acquire under a multi-element arrangement. Indicate whether the upfront fee is an individual deliverable within the “syndication” or “integration” services or simply an advance payment. Your response should also address SAB Topic 13(A)(3)(c) - Questions 2 and 3. In this regard, indicate whether any of the deliverables are essential to functionality of another deliverable.

Response:    We have included the requested disclosure about the types of deliverables on Pages 50 and F-8 in response to your request and have addressed whether any deliverables are essential to the functionality of any other deliverables. We believe these disclosures address all the issues raised by the staff.

13.
Tell us whether you have recognized revenue on the SIL contacts, entered into in August 2002, on a straight-line basis over the life of the contracts or whether you have used another metric. Tell us the date (a) the revenue share agreement expires, (b) through which you are obligated to fund future development of products, and (c) the reseller agreement expires. Additionally, please tell us why you continue to recognize revenue ratably subsequent to SIL’s dissolution. Please advise.

Response:    Smart Online has recognized revenue on the SIL contracts on a straight-line basis over the life of the contracts.

Revenue sharing agreement: Smart Online is required to share revenues derived from licensing, either on a stand alone basis or bundled with other Smart Online products, of the instant messenger or web conferencing products . To date Smart Online has provided these products to customers for free on a trial basis and has not received any revenue from the licensing of the IM or video conferencing products. The revenue sharing agreement expires December 2005 and automatically renews for successive 12 month periods unless 30 day notice of termination is provided by either party.

Development funding: Smart Online fulfilled its obligation to fund development and made its final payment to SIL in May 2004 as discussed in Note 11 to the Financial Statements.

Reseller Agreement: Expires March 27, 2005 and automatically renews for successive 12 month periods unless 30 day notice of termination is provided by either party.

SIL still exists and has not been dissolved. It has fulfilled its development obligations and laid-off its staff, which consisted primarily of development personnel. SIL still exists and Smart Online believes SIL is seeking opportunities to license or sell its products. We are continuing to recognize revenue ratably through the end of 2004 as Smart Online’s integration obligations continue until December 31, 2004.

Ms. Barbara Jacobs December 23, 2004 Page 8

14.
We note your expanded disclosure based on prior comment no. 66. Please clarify in your disclosures why your accounting for the barter transactions complies with EITF 99-17 and EITF 93-11 even though the EITFs refer to specific accounting matters. Further, tell us why the revenue recognized should be based on the fair value of advertising received instead of the fair value of the syndication and integration services exchanged. Please indicate whether there would be a significant difference if the latter was used. You indicate that you used prior cash transactions for advertisements to establish fair value. However, your disclosure only indicates a minor level of advertisements that appear to be significantly smaller than the advertisements placed using the barter arrangements. Please indicate why the past cash transactions represent sufficient evidence of fair value. In addition, explain why the summary of journal entries shows that prepaid advertisements is being amortized instead of being recognized based on an advertisement placement. In this regard, describe how you are recognizing the expense when you use the “prepaid advertisements.”

Response:    We have disclosed on Pages 51 and F-10 why Smart Online’s accounting for barter transactions complies with the EITF’s cited by the staff, as well as the other issues raised by the staff in Comment 14.

Note 8. Stockholders’ Deficit

15.
We note your response to prior comment no. 71. We are reissuing the request to tell us how you determined fair value of the underlying shares of common stock that you used to determine the compensation charge. As part of your response, tell us why the fair value of your stock decreased from $3.50 to $2.50 in fiscal year 2004. Explain why the fair value of stock is different for the top section versus the bottom section subsequent to August 2004. Additionally, reconcile and explain the differences between your estimated offering price range of $5.00 and the fair values asserted in your analysis. Describe significant intervening events within the company that explain the changes in fair value of your common stock up to the filing of the registration statement.

Response:    Fair value of the underlying shares of Common Stock used to determine the compensation charge were determined by reference to actual stock sales to purchasers of Smart Online’s common stock. Specifically, as described in Note 8 to Smart Online’s financial statements:

•	In November 2003, Smart Online granted a warrant to purchase 350,000 shares of Common Stock to a financial consulting firm. The warrant had a negotiated exercise price of $1.30 per share.

Ms. Barbara Jacobs December 23, 2004 Page 9

•	During March and April 2004, Smart Online sold 999,941 shares of Common Stock to new and existing shareholders at a purchase price of $3.50 per share.

The table provided in response to comment number 71 of your initial comment letter, reflected stock options grants in the top section and warrant issuances in the bottom section. The last nine warrant issuances included on the chart with the notation “ Consultant(Tryon)” represent the cancellation of the original warrant issue to a financial consulting firm (Tryon) in November 2003 and reissuance of the warrants to individual affiliates of Tryon. When the warrants were reissued, the fair values used at the time of the original issuance ($2.50) were included in the chart. Accordingly, there has not been a decrease in stock price during 2004.

Smart Online took into consideration the following events in determining the fair value of its common stock during the period from late 2003 until the registration statement was filed on September 30, 2004.

(1)	November 17, 2003:
Sale of 495,320 shares of Series A Preferred Stock for $1.00 per share. In March 2004 these shares were converted into 1,099,610 shares of Common Stock.

(2)	December 2003 and January 2004:
More than 90% of holders of Series A Preferred Stock signed agreements agreeing to convert this Series A Preferred Stock into shares of Common Stock, if Smart Online raised $2.2 million to repay existing debts by selling shares of Common Stock for net proceeds of $1.30 or greater. The $1.30 price was negotiated at arms length with a Fortune 500 company (Hewlett-Packard), which was represented by in-house financial and legal advisors.

(3)	March 2004:
Atlas, a financial services company, agreed to invest $2.2 million in Smart Online for 628,571 shares of Common Stock and warrants to purchase 237,428 shares of Common Stock with a $3.50 per share exercise price for the warrants. This was an arms length negotiated transaction with a sophisticated investor.

(4)	Closing of Recapitalization and Private Placement:
    At a simultaneous closing in which each of the following events was conditioned on the occurrence of the other events.

Ms. Barbara Jacobs December 23, 2004 Page 10

(a)	the Series A Preferred Stock was converted and holders received 2.22 shares of Common Stock pursuant to conversion rights and lock-up agreements for each share of Series A Preferred Stock that participated in the reorganization.

(b)	the private placement was closed on the terms described in item (3) above.

(c)	Smart Online repaid approximately $2 million to creditors, including the Internal Revenue Service

(5)	March to May 2004:
Other investors invested approximately $626,000 on the same terms as Atlas.

(6)	June 2004:
Investors purchase Common Stock for $3.50 per share without warrants.

(7)	June 2004:
Smart Online signed a syndication agreement with

(a)	Inc. Magazine,

(b)	Fast Company Magazine, and

(c)	Union Bank of California

(8)	August 2004:
Smart Online signed a syndication agreement with NY Report Magazine.

(9)	August and September 2004:
Investors purchase shares of Common Stock of Smart Online for $5.00 per share.

In analyzing the forgoing factors, Smart Online considered the following factors to be the most important in determining fair value:

(A)	The $1.30 price that triggered the reorganization closing was negotiated at arms length by a Fortune 300 Company that had sophisticated financial and legal experts advising it.

Ms. Barbara Jacobs December 23, 2004 Page 11

(B)	The Internal Revenue Service and other creditors were positioned to close down Smart Online, unless Smart Online was able to pay the creditors in March 2004. Hewlett-Packard made paying these creditors a condition to closing, because the threat of Smart Online being forced out of business was real. Likewise, investors in the private placement required their funds be placed in escrow in March 2004 and used to repay creditors. As legal counsel, we advised Smart Online that it was insolvent for purposes of determining the duties of its Board of Directors under Delaware law and that the Board of Directors owed duties to creditors of Smart Online to the take actions to have the creditors repaid. From a legal point of view, the common stock no longer had any value to protect and the Board owed its duty to Smart Online’s creditors.

(C)	If Smart Online was sold, the Preferred Stock had more than $20 million of liquidation preferences and creditors were owed approximately $4.8 million. All this would have been paid out to creditors and holders of Preferred Stock before anything was payable to Smart Online’s holders of Common Stock, if Smart Online were sold.

(D)	The $3.50 price for Common Stock and warrants was negotiated during March 2004 at arms length with Atlas, a financial services company, which was a sophisticated investor. However, Atlas insisted that it be given assurances of liquidity by requiring two shareholders of Smart Online to execute Put Agreements. Therefore, the fair value of the Common Stock in the March 2004 transaction with Atlas was less than $3.50 per share, because the transaction included both warrants and a put agreement.

(E)	Cleaning up Smart Online’s balance sheet, eliminating debt and converting the Preferred Stock and raising working capital made Smart Online a more attractive partner to larger companies. This is reflected in the syndication contracts Smart Online signed in the period June to September. Before the private placement and debt payments, large companies worried that Smart Online would not be able to fulfill its contractual obligations. This impeded Smart Online’s ability to conduct its business before March 2004.

Ms. Barbara Jacobs December 23, 2004 Page 12

Considering all the foregoing factors, Smart Online believes it reasonably determined that the fair value of its common stock during the last quarter of 2003 and the first quarter of 2004 did not exceed $2.50 per share.

We believe the Company has addressed all comments of the staff. We will deliver hard copies of Amendment No. 2 (marked to show changes from Amendment No. 1), together with copies of the two Put Agreements, referred to in our response to Comment No. 7, and the state securities law analysis referred to in our response to Comment No. 3, to the staff shortly to facilitate the staff’s review. Please contact the undersigned at (919) 544-5444 if you have any questions or further comments.

Very truly yours,

/s/ James F. Verdonik

James F. Verdonik

cc:    Barbara Jacobs - Division of Corporation Finance
     Michael Nouri

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